Exhibit 23.1

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Correvio Pharma Corp.

We consent to the use of our reports, both dated March 13, 2019, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

Our report refers to a change in accounting policies for revenue recognition as of January 1, 2018 due to the adoption of ASU 2014-09 – Revenue from Contracts with Customers, and the classification of restricted cash for 2018 and comparative periods due to the adoption of ASU 2016- Restricted Cash and ASU 2016-15 – Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments.

Our report refers to the consolidated financial statements which have been prepared assuming that the Company will continue as a going concern. With respect to Note 1 to the consolidated financial statements, the Company has a history of incurring operating losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-225852) on Form F-10 and (No. 333-225015 and No. 333-225014) on Form S-8 of Correvio Pharma Corp.

/s/ KPMG LLP

Chartered Professional Accountants

March 13, 2019

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.